Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	21 June 2016, at 5.00 p.m.

Change in Biotie Therapies' Financial Reporting Calendar 2016

Due to Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V) (“Biotie” or “Company”) aligning its financial reporting calendar with the financial reporting calendar of Acorda Therapeutics, Inc., the Company announces certain changes in its financial reporting calendar for the year 2016. Biotie will now publish its Interim Financial Report for January to June 2016 on 28 July, 2016; the previously announced date was 11 August 2016.

Turku, 21 June 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd.
Main Media

About Biotie

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.